                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934*


                                  ALBERTSON'S, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                       Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      013104-104
--------------------------------------------------------------------------------
                                    (CUSIP Number)


                                  Thomas J. Wilford
                         380 East Parkcenter Blvd, Suite 100
                                 Boise, Idaho  83706
                               Telephone:  208/342-2712

--------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                     May 22, 1997
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 7 Pages

CUSIP No. 013104-104

--------------------------------------------------------------------------------
    (1)  Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         J.A. and Kathryn Albertson Foundation, Inc.
         Tax I.D.  No. 82-6012000

--------------------------------------------------------------------------------
    (2)  Check the Appropriate Box if a Member of a Group
                                                 (a)  [  ]
                                                 (b)  [  ]

--------------------------------------------------------------------------------
    (3)  SEC Use Only

--------------------------------------------------------------------------------
    (4)  Source of Funds

         This statement is being filed as the result of the charitable contribution of shares and does not involve the purchase of securities.

--------------------------------------------------------------------------------
    (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                      [  ]

--------------------------------------------------------------------------------
    (6)  Citizenship or Place of Organization

         Idaho

--------------------------------------------------------------------------------
 Number of    (7)  Sole Voting Power                  22,022,446
Shares Bene-       ____________________________________________________________
  ficially    (8)  Shared Voting Power                -0-
 Owned by          ____________________________________________________________
Each Report-  (9)  Sole Dispositive Power             22,022,446
 ing Person        ____________________________________________________________
   With       (10) Shared Dispositive Power           -0-

--------------------------------------------------------------------------------
    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

              22,022,446

--------------------------------------------------------------------------------
    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                      [  ]

--------------------------------------------------------------------------------
    (13) Percent of Class Represented by Amount in Row (11)
              8.8%

--------------------------------------------------------------------------------
    (14) Type of Reporting Person           CO


                              Page 2 of 7 Pages

ITEM 1.  SECURITY AND ISSUER

         The class of securities to which this statement relates is the common stock, par value $1.00 per share (the "Shares"), of Albertson's, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 250 Parkcenter Blvd., Box 20, Boise, Idaho 83726.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by the J.A. and Kathryn Albertson Foundation, Inc., a non-profit corporation organized under the laws of the State of Idaho (the "Foundation"). The Foundation is a private charitable foundation which provides grants to foster the improvement of education in Idaho through the promotion of research, experimentation and innovation in the educational environment.

         The business address of the Foundation is 380 East Parkcenter Blvd., Suite 100, Boise, Idaho 83706.

         Attached hereto as Schedule 1 and incorporated herein by reference is a list of all executive officers and directors of the Foundation, together with the business address and occupation of each such person.

         During the past five years, neither the Foundation nor any of the persons listed on Schedule 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The persons listed on Schedule 1 are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This statement is being filed by the Foundation as a result of a charitable contribution not involving the purchase of any Shares, as more fully described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

         The Foundation received 20,842,446 Shares on May 22, 1997 from Kathryn Albertson as a charitable contribution. When added to the 1,180,000 Shares already beneficially owned by the Foundation, the Foundation now beneficially owns 22,022,446 Shares, or approximately 8.8% of such Shares presently outstanding.

         The Foundation is a private charitable foundation which provides grants to foster the improvement of education in Idaho through the promotion of research, experimentation and innovation in the educational environment. The Foundation may from time to time, and subject to the limitations described in
Item 6 below, sell Shares to provide funds for such grants, or the


                              Page 3 of 7 Pages

Foundation may make such grants by contributing Shares to the grant recipient. Any decisions concerning the sale or contribution of Shares will depend upon many facts and circumstances existing at the time of any such contemplated grant; accordingly, it is impossible to predict with certainty whether any such sales or contributions will be made, and if so, the exact timing and amounts thereof, except that applicable federal tax law requires the Foundation to distribute at least 5% of the average fair market value of its assets each year.

         Except as set forth herein, the Foundation has no plans or proposals which relate to or would result in any of the matters referred to in subparagraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Foundation received 20,842,446 Shares on May 22, 1997 from Kathryn Albertson as a charitable contribution. When added to the 1,180,000 Shares already beneficially owned by the Foundation, the Foundation now beneficially owns 22,022,446 Shares, or approximately 8.8% of such Shares presently outstanding.

         (b) Information about the beneficial ownership of Shares by executive officers and directors of the Foundation is set forth in
    Schedule 1.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In connection with the charitable contribution described in Item 5 above, the Company and the Foundation entered into an agreement dated May 21, 1997 (the "Agreement") pursuant to which the Foundation granted to the Company a right of first refusal (the "Right") with respect to 20,842,446 Shares (the "Subject Shares"). The Right provides the Company with the right to purchase, at 96% of the then-market price (as defined in the Agreement), any Subject Shares which the Foundation desires to sell or transfer, but the Company must elect to exercise the Right and consummate the purchase of such Shares within five (5) and three (3) business days, respectively, subject to certain contingencies that might extend such periods. The Agreement permits the Company to designate another party to purchase the Subject Shares if the Company exercises the Right. If the Company does not exercise the Right with respect to any Subject Shares, the Foundation can sell such Shares at a price at or above the market price (as defined) for a period of forty-five (45) calendar days following the expiration of the Company's election period (as defined).

         Notwithstanding the Right, the Agreement provides that the Foundation may make charitable donations in each calendar year of up to 5% of the total number of Shares beneficially owned by the Foundation at the time, provided that the donee has theretofore agreed to offer to sell such Shares to the Company at 96% of the then-market price (as defined) or to sell such Shares in the open market within 30 days of the donation if the Company does not elect to purchase such offered Shares from the donee.


                              Page 4 of 7 Pages

         The Agreement provides that, during the term of the Agreement (20 years, subject to extension), the Foundation will not, by itself or as part of a group, (i) acquire any voting securities of the Company if such acquisition would cause the Foundation to beneficially own more than 15% of the total voting power of the Company (as defined), (ii) join or form any group to acquire, hold, vote or dispose of any of the Company's voting securities, or (iii) pledge any voting securities of the Company except for the purpose of financing any annual distribution required by federal tax law, and only then if the pledgee agrees to be bound by the Agreement to the same extent as the Foundation.

         The foregoing is not, and is not intended to be, a complete summary of the terms and conditions of the Agreement, and is qualified in its entirety by reference to the Agreement, which is filed herewith as an exhibit and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)  Agreement dated May 21, 1997, between the Company and the
    Foundation.

         (b)  Assignment and Acceptance dated May 22, 1997.


                              Page 5 of 7 Pages

                                   SIGNATURES

    After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

    Dated:   May 30, 1997


                                       J.A. AND KATHRYN ALBERTSON
                                       FOUNDATION, INC.


                                       By: /s/ THOMAS J. WILFORD
                                          -------------------------------------
                                          Thomas J. Wilford
                                          President


                              Page 6 of 7 Pages

                           SCHEDULE 1 TO SCHEDULE 13D
                              DATED MAY 30, 1997


        Information Respecting Executive Officers and Directors of the J.A. and Kathryn Albertson Foundation, Inc.


         Name, Title                                                      Shares
         and Address                     Principal Occupation        Beneficially Owned
         -----------                     --------------------        ------------------
J.B. Scott                               Chairman of the Board           6,007,600(1)
  Chairman of the Board                  Alscott, Inc.
  380 E. Park Center Blvd.
  Boise, Idaho 83706

Thomas J. Wilford                        President
  President, Secretary, Treasurer and    Alscott, Inc.
   Director
  380 E. Park Center Blvd., Suite 100
  Boise, Idaho 83706

Kathryn Albertson                                                            4,000(2)
  380 E. Park Center Blvd., Suite 100
  Boise, Idaho 83706

Barbara J. Newman                                                            2,880
  Director
  380 E. Park Center Blvd., Suite 100
  Boise, Idaho 83706

Cecil Andrus                             Chairman of the                    10,100(3)
  Director                               Andrus Center for
  P.O. Box 852                           Public Policy
  Boise, Idaho 83701

Everett Doty                             Retired                             3,000
  Director
  6087 Sterling Drive
  Boise, Idaho 83703

----------------------

   (1) Includes (i) 4,000 Shares which can be acquired under the Company's 1995 Stock Option Plan for Non-Employee Directors, and (ii) 6,003,600 Shares held by Alscott Limited Partnership #1, the managing general partner of which is Alscott, Inc., an Idaho corporation.

   (2) These Shares can be acquired under the Company's 1995 Stock Option Plan for Non-Employee Directors.

   (3) Includes 6,000 shares which can be acquired under the Company's 1995 Stock Option Plan for Non-Employee Directors.


                              Page 7 of 7 Pages

                                                                       EXHIBIT A

                                   AGREEMENT

    This Agreement, made and executed as of May 21, 1997, is between Albertson's, Inc. and the J.A. and Kathryn Albertson Foundation, Inc. Except where defined in context, capitalized terms used herein are defined in Article One.

                                  W I T N E S S T H:

    WHEREAS, the Foundation desires to acquire 20,842,446 shares of Common Stock (the "Transfer Shares") Beneficially Owned by Alscott Limited Partnership #1, a Texas limited partnership (the "Partnership"); and

    WHEREAS, the Company is willing to waive whatever rights it may have under certain existing agreements among the Company, members of the Albertson family and the Partnership relating to such Transfer Shares and to consent to the transfer thereof to the Foundation, if the Foundation agrees to be bound by the terms and conditions of this Agreement.

    NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                     ARTICLE ONE

    Section 1.1 DEFINITIONS. Except as otherwise specified herein, defined terms used in this Agreement shall have the following respective meanings:

    "Additional Election Period" shall have the meaning ascribed to it in
    Section 3.1(c).

    "Agreement" shall mean this Agreement.

    "Beneficially Own" shall have the meaning ascribed to it in Rule 13d-3 under the 1934 Act.

    "Business Day" shall mean any day other than a day on which banks are permitted or required to be closed in New York, New York.

    "Closing" shall mean the closing of any purchase of the Offered Shares by the Company pursuant to Article 3, which shall be held at 10:00 A.M., local time, on the Closing Date at the principal office of the Company, or at such other time or place as the parties hereto may mutually agree.

    "Closing Date" shall have the meaning ascribed to it in Section 3.l(e).

    "Common Stock" shall mean the Common Stock of the Company, par value $1.00 per share.

    "Company" shall mean Albertson's, Inc., a Delaware corporation.

    "Company's Notice" shall have the meaning ascribed to it in Section 3.1(b).

    "Control" shall have the meaning ascribed to it in Rule l2b-2 under the 1934 Act.

    "Donation" shall have the meaning ascribed to it in Section 3.3.

    "Donee's Notice" shall have the meaning ascribed to it in Section 3.3.

    "Election Period" shall mean the five Business Days following giving of the Foundation's Notice.

    "Extended Election Period" shall mean the 20 Business Days following giving of the Foundation's Notice.

    "Foundation" shall mean the J.A. and Kathryn Albertson Foundation, Inc., an Idaho corporation.

    "Foundation's Notice" shall have the meaning ascribed to it in
    Section 3.1(a).

    "Group" shall have the meaning ascribed to it in Section 13(d)(3) of the 1934 Act.

    "Market Price" shall mean the average of the daily closing prices per share of Voting Securities of the same class as the Offered Shares or the Voting Securities received in the Donation, as the case may be, for the 30 consecutive Trading Days immediately preceding either the day that the Foundation's Notice is given pursuant to Section 3.1 or Section 3.2 or the day on which Beneficial Ownership is transferred to the donee pursuant to
    Section 3.3, as the case may be.

    "1933 Act" shall mean the Securities Act of 1933, as amended.

    "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

    "Offered Shares" shall mean the Voting Securities proposed to be transferred by the Foundation, the number of which shall be set forth in the Foundation's Notice.

    "Person" shall mean any individual, partnership, corporation, group, syndicate, trust, government or agency thereof, or any other association or entity.

    "Purchase Price" shall mean 96% of the Market Price.

    "Prohibition Notice" shall have the meaning ascribed to it in Section
    3.2(a).

    "Term" shall have the meaning ascribed to it in Section 2.1.

    "Total Voting Power" shall mean the total combined Voting Power of all the Voting Securities then outstanding, including, without limitation, the Common Stock.

    "Trading Day" shall mean a day on which the principal national securities exchange on which the Voting Securities are listed or admitted to trading is open for the transaction of business.

    "Transfer Shares" shall have the meaning ascribed to it in the recitals to this Agreement.

    "Voting Securities" shall mean any securities entitled to vote generally in the election of directors of the Company.

    "Voting Power" shall mean voting power in the general election of directors of the Company.

    Section 1.2 CALENDAR DAYS. Unless otherwise specified, all references to "days" shall be deemed to be references to calendar days.

                                     ARTICLE TWO

    Section 2.1 TERM. The term of this Agreement (the "Term") shall commence on the date hereof and shall continue until the twentieth anniversary of the date hereof; PROVIDED, HOWEVER, that the Company may, on three occasions, by notice given to the Foundation at least 10 days prior to the date on which this Agreement would otherwise expire, extend the Term for an additional ten-year period, but in no event shall the Term be extended beyond the fiftieth anniversary of the date hereof without the written consent of the Foundation; PROVIDED, FURTHER, that, not withstanding the foregoing, this Agreement shall terminate for all purposes, may not be extended and shall be of no further force or effect on the first day that the Foundation does not Beneficially Own any Voting Securities.

    Section 2.2 AUTOMATIC TERMINATION. Notwithstanding anything to the contrary set forth herein, this Agreement shall immediately terminate and be of no further force or effect whatsoever if Beneficial Ownership of the Transfer Shares is not vested in the Foundation on or before June 30, 1997.

                                    ARTICLE THREE

    Section 3.1  RIGHT OF FIRST REFUSAL.

         (a) Subject to the provisions of Section 4.1, if the Foundation desires to transfer any Voting Securities Beneficially Owned by it, the Foundation shall give notice (the "Foundation's Notice") to the Company (i) stating that it desires to make such transfer and (ii) setting forth the number of Offered Shares. Except as provided in Section 3.2(b), the Foundation's Notice shall constitute an irrevocable offer by the Foundation to sell the Offered Shares to the Company.

         (b) Except as otherwise provided in this Article 3, the Company may elect to purchase all (but not less than all) of the Offered Shares at a price per share equal to the Purchase Price by giving notice (the "Company's Notice") to the Foundation during the Election Period, stating the Company's irrevocable acceptance of the offer set forth in the Foundation's Notice.

         (c) If the Company does not give the Company's Notice during the Election Period, then the Foundation may, for a period of 45 days immediately following the expiration of the Election Period, sell the Offered Shares at a price per share at or above the Market Price; PROVIDED, HOWEVER, that prior to selling (or agreeing to sell) to a third party any part of the Offered Shares with aggregate Voting Power, on an issued and outstanding basis, in excess of 1% of the Total Voting Power, the Foundation shall give the Company notice of the identity of such third party (and the identity of any known transferee ) and, provided that the identity of such third party (and such transferee) has not been disclosed to the Company in the Foundation's Notice, the Company shall thereupon have three additional Business Days (the "Additional Election Period") following giving of such notice during which to elect to purchase such part of the Offered Shares at a price per share equal to the Purchase Price by giving the Company's Notice.

         (d) If the Company does not give the Company's Notice during the Election Period, any Additional Election Period or the Extended Election Period, and the Foundation has not sold all of the Offered Shares prior to the expiration of the 45-day period immediately following the Election Period or the Extended Election Period, as the case may be, the right of first refusal under this Section 3.1 shall again apply to any subsequently proposed transfer of any of the Offered Shares.

         (e) Any purchase of any Offered Shares by the Company pursuant to this Article 3 shall be completed on a date (the "Closing Date") designated by the Company in a notice to the Foundation, which date shall be not more than three Business Days following giving of the Company's Notice; PROVIDED, HOWEVER, in the event the Company is unable to obtain financing sufficient to enable it to effect the purchase of the Offered Shares within three Business Days following giving of the Company's Notice, the Company may, by giving notice to the Foundation during such three-Business Day period, postpone the Closing Date to a date not more than 30 days following giving of the Company's Notice; PROVIDED FURTHER that the Company shall pay to the Foundation interest on the purchase price of the

    Offered Shares for each day the Closing Date is postponed beyond the expiration of such three-Business Day period at a rate of interest per annum equal to the 30-DAY COMMERCIAL PAPER HIGH-GRADE UNSECURED NOTES SOLD THROUGH DEALERS BY MAJOR CORPORATIONS rate listed in the WALL STREET JOURNAL under the heading "Money Rates" (or the closest equivalent rate if such rate has ceased to be published) on the first Business Day with respect to which such interest is payable.

         (f) The Purchase Price for any Offered Shares purchased by the Company pursuant to this Article 3, including any interest provided for herein, shall be paid at the Closing by wire transfer of immediately available funds to an account previously designated by the Foundation.

         (g) At the Closing, the Foundation shall deliver to the Company certificates representing the shares of Voting Securities being sold, free and clear of any lien, claim or encumbrance, together with any other documents reasonably necessary to evidence ownership and authority to complete the transaction.

    Section 3.2 CERTAIN LIMITATIONS. If the Foundation's Notice is given at a time when the Company is prohibited by any United States securities law, or any rule or regulation promulgated thereunder, from purchasing the Offered Shares the following additional provisions shall apply:

         (a) The Company shall give the Foundation notice of such prohibition (the "Prohibition Notice") during the Election Period, and the Company may thereafter elect to purchase the Offered Shares by giving the Company's Notice at any time during the Extended Election Period. If the Company does not give the Company's Notice during the Extended Election Period, then the Foundation may, for a period of 45 days immediately following the expiration of the Extended Election Period, sell the Offered Shares at a price per share at or above the Market Price; PROVIDED, HOWEVER, that prior to selling (or agreeing to sell) to a third party any part of the Offered Shares with aggregate Voting Power, on an issued and outstanding basis, in excess of 1% of the Total Voting Power, the Foundation shall give the Company notice of the identity of such third party (and the identity of any known transferee of such third party ) and, provided that the identity of such third party (and such transferee) has not been disclosed to the Company in the Foundation's Notice, the Company shall thereupon have the Additional Election Period following giving of such notice during which to elect to purchase such part of the Offered Shares at a price per share equal to the Purchase Price by giving the Company's Notice; or

         (b) The Company may, if such prohibition arises under any law, rule or regulation relating to trading in securities while in the possession of material non-public information, disclose such information to the Foundation without the Foundation's consent if, but only if, the Company has given the Company's Notice during the applicable period. In the event the Company discloses information pursuant to this Section 3.2(b), the Foundation shall maintain the confidentiality of such information, and the Foundation may revoke the Foundation's Notice by written notice to the Company given within five Business Days following the disclosure of such information by the Company to the Foundation. If the Foundation does not elect to revoke the Foundation's Notice as provided in the preceding sentence, the Company shall be obligated to purchase all (but not less than all) of the Offered Shares in accordance with the Company's Notice, and, if such purchase is not completed, the Foundation shall have, in addition to any other legal or equitable remedy that may be available to it, the right of specific performance, as provided in Section 6.l(a) hereof.

    Section 3.3 CHARITABLE DONATIONS. Notwithstanding the limitation on transfer set forth in Section 3.1, in each calendar year during the Term the Foundation may make a charitable donation (a "Donation") in the form of Voting Securities of up to 5% of the total number of Voting Securities Beneficially Owned by the Foundation at the time of any Donation, PROVIDED that the donee has theretofore agreed (i) to offer to sell to the Company immediately, by written notice to the Company to be given within three days following receipt of the Donation (the "Donee's Notice"), all of the Voting Securities received in such Donation at a price per share equal to the Purchase Price and, if the Company accepts the offer set forth in the Donee's Notice by written notice to the donee within five Business Days following giving of the Donee's Notice, to be bound by the obligations of the Foundation under Section 3.1(g) and by this Section 3.3 with respect to the closing of such transaction and (ii) if the Company does not accept the offer set forth in the Donee's Notice by written notice to the donee during such five-Business Day period, to sell all of such Voting Securities on the open market within 30 days following receipt of the Donation. If the Company accepts the offer set forth in the Donee's Notice during such five-Business Day period, the Company shall designate a closing date, time and place with respect to such transaction in writing to the donee and, on such designated closing date, pay to the donee the Purchase Price for all of the Voting Securities received in the Donation by wire transfer of immediately available funds to an account previously designated by the donee.

    Section 3.4 DESIGNATION OF PURCHASER. If the Company elects to exercise a right of first refusal under this Article 3, the Company may specify in the Company's Notice (or at any time thereafter which is prior to the purchase of the Offered Shares to which such notice relates) another Person as its designee to purchase such Offered Shares in accordance with the terms and provisions of this Agreement. No such designation shall extend any of the time periods specified herein or change any other term or provision hereof.

                                     ARTICLE FOUR

    Section 4.1 COVENANTS. During the Term the Foundation shall not, and shall use its best efforts to cause each Person Controlled by it not to, singly or as part of a Group, directly or indirectly:

         (a) acquire, offer to acquire, or agree to acquire, by purchase, gift or otherwise, Beneficial Ownership of any Voting Securities, except (i) the Transfer Shares, (ii) pursuant to a stock split, stock dividend, rights offering, recapitalization, reclassification or similar transaction and
    (ii) for acquisitions that would not cause the aggregate Voting Power of the Voting Securities, on an issued and outstanding basis, Beneficially Owned by the Foundation to exceed 15% of the Total Voting Power;

         (b) join or form a Group for the purpose of acquiring, holding, voting or disposing of any Voting Securities;

         (c) deposit any Voting Securities into a voting trust or subject any Voting Securities to any arrangement or agreement with respect to the voting thereof; or

         (d) pledge, hypothecate or otherwise encumber any Voting Securities, except as security for any loan the entire proceeds of which are used to make required distributions under Section 4942 of the Internal Revenue Code of 1986, as amended, and then only if the pledgee has theretofore agreed, pursuant to an instrument in form and substance satisfactory to the Company, to be bound by all of the terms and provisions of this Agreement to the same extent the Foundation is bound hereby.

    Section 4.2 AFFIRMATIVE COVENANTS. Not withstanding any other term or provision of this Agreement to the contrary, during the Term the Foundation shall:

         (a) comply with all applicable laws, rules and regulations relating to trading in securities while in the possession of material non-public information; and

         (b) retain the name "Albertson" as part of its name, maintain its status as a charitable entity and associate the name "Albertson" with all charitable activities undertaken or otherwise participated in by the Foundation.

                                     ARTICLE FIVE

    Section 5.1 REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to the Foundation as follows:

         (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement are within the corporate powers of the Company and have been duly authorized by all necessary corporate action on the part of the Company. This Agreement constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms (i) except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting creditors' rights generally, including the effect of statutory and other laws regarding fraudulent conveyances and preferential transfers, and (ii) subject to the limitations imposed by general equitable principles (regardless of whether such enforceability is considered in a proceeding at law or in equity).

         (b) The execution, delivery and performance of this Agreement by the Company do not and will not contravene or conflict with or constitute a default under the Company's Restated Certificate of Incorporation or by-laws.

    Section 5.2 REPRESENTATIONS AND WARRANTIES OF THE FOUNDATION. The Foundation represents and warrants to the Company as follows:

         (a) The execution, delivery and performance by the Foundation of this Agreement and the consummation by the Foundation of the transactions contemplated by this Agreement are within the corporate powers of the Foundation and have been duly authorized by all necessary corporate action on the part of the Foundation. This Agreement constitutes a legal, valid and binding agreement of the Foundation enforceable against the Foundation in accordance with its terms (i) except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting creditors' rights generally, including the effect of statutory and other laws regarding fraudulent conveyances and preferential transfers, and (ii) subject to the limitations imposed by general equitable principles (regardless of whether such enforceability is considered in a proceeding at law or in equity).

         (b) The execution, delivery and performance of this Agreement by the Foundation do not and will not contravene or conflict with or constitute a default under the Foundation's charter or by-laws.

                                     ARTICLE SIX

    Section 6.1  ENFORCEMENT; CONSENT TO JURISDICTION.

    (a) The Foundation and the Company acknowledge and agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.
Accordingly, the parties hereto agree that each party will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the provisions hereof, this being in addition to any other remedy to which either party may be entitled at law or in equity.

    (b) The Company and the Foundation each irrevocably agrees that any legal action or proceeding to enforce this Agreement, or any claim or dispute arising out of or in connection with, or in any way relating to, this Agreement or any transaction contemplated by this Agreement, shall be brought in the courts of the State of Idaho. By execution and delivery of this Agreement, the Company and the Foundation each irrevocably consents to submit itself to the jurisdiction of each such court and irrevocably designates, appoints and empowers the Secretary of State of the State of Idaho to receive for and on its behalf service of process in the State of Idaho.

    Section 6.2 NO WAIVER. Any waiver by either party hereto of any breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of either parry hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive such party of the right thereafter to insist upon strict adherence to such term or any other term of this Agreement.

    Section 6.3 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and may be amended only by an agreement in writing executed by each of the parties hereto.

    Section 6.4 SEVERABILITY. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable, the remaining provisions shall remain in full force and effect. It is declared to be the intention of the parties hereto that they would have executed the remaining provisions without including any provision that may be declared unenforceable.

    Section 6.5 HEADINGS. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

    Section 6.6 COUNTERPARTS. For the convenience of the parties hereto, any number of counterparts of this Agreement may be executed by the parties, and each such executed counterpart shall be deemed an original instrument.

    Section 6.7 NOTICES. All notices, requests, demands and other communications required or permitted hereunder shall be made in writing by hand-delivery or by courier guaranteeing overnight delivery in accordance with the following:

         (a)  If to the Company, to:

                   Thomas R. Saldin
                   Executive Vice President, Administration
                     and General Counsel
                   Albertson's, Inc.
                   250 East Parkcenter Boulevard
                   Boise, Idaho 83706

              with a copy to:

                   Kaye L. O'Riordan
                   Corporate Secretary and Senior Attorney
                   Albertson's, Inc.
                   250 East Parkcenter Boulevard
                   Boise, Idaho 83706

    or to such other person or address as the Company will furnish to the Foundation in writing.

         (b)  If to the Foundation, to:

                   J.A. and Kathryn Albertson Foundation, Inc.
                   Suite 100
                   380 East Parkcenter Boulevard
                   Boise, Idaho 83706
                   Attention: Thomas J. Wilford

    or to such other person or address as the Foundation will furnish to the Company in writing.

         (c) All notices, requests, demands and other communications given in accordance with this Section 6.7 shall be deemed to have been given for all purposes of this Agreement at the time of delivery by hand to the relevant office, if personally delivered, and on the next Business Day, if timely delivered to a courier guaranteeing overnight delivery.

    Section 6.8 SUCCESSORS AND ASSIGNS. This Agreement shall bind the successors and assigns of the parties hereto, and inure to the benefit of any successor or permitted assign of either of them; PROVIDED, HOWEVER, that no party may assign this Agreement without the prior written consent of the other party hereto, except that the Company may assign certain of its rights hereunder in accordance with Section 3.4.

    Section 6.9 GOVERNING LAW. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Idaho without giving effect to the conflict of laws principles thereof.

    Section 6.10  LEGEND.

         (a) The share certificates evidencing Voting Securities Beneficially Owned by the Foundation during the Term shall bear the following legend until such time as such shares are free of the restrictions contained in this Agreement:

         THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF AN AGREEMENT, DATED AS OF ________], 1997, BETWEEN ALBERTSON'S, INC. AND THE J.A. AND KATHRYN ALBERTSON FOUNDATION AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN ACCORDANCE THEREWITH. A COPY OF SAID AGREEMENT IS ON FILE AT THE OFFICE OF THE CORPORATE SECRETARY OF ALBERTSON'S, INC.

         (b) The Foundation shall promptly present or cause to be presented to the Company all certificates representing shares Voting Securities now owned or hereafter acquired by the Foundation for the placement thereon of the legend provided for in this Section 6.10. The Company may enter a stop-transfer order with any transfer agent of the Voting Securities against transfer of such securities except in compliance with this Agreement. All legends and stop-transfer orders shall be removed with respect to any shares of Voting Securities that are sold, transferred or otherwise disposed of in accordance with the terms of this Agreement.

    Section 6.11 NON-AFFECTED SHARES. Notwithstanding any term or provision of this Agreement to the contrary, the parties hereto acknowledge and agree that the Foundation presently Beneficially Owns 1,180,000 shares of Common Stock (the "Non-Affected Shares") and that no term or provision of this Agreement shall apply to the Non-Affected Shares or to any Voting Securities acquired or issued with respect to such Non-Affected Shares pursuant to any dividend reinvestment plan or any stock split, stock or other dividend, rights offering, recapitalization, reclassification or similar transaction.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first referred to above.

                                       Albertson's, Inc.


                                       By: /s/ GARY G. MICHAEL
                                          -------------------------------------
                                          Name:  Gary G. Michael
                                          Title: Chairman of the Board and
                                                 Chief Executive Officer


                                       J.A. and Kathryn Albertson
                                          Foundation, Inc.


                                       By: /s/ J.B. SCOTT
                                          -------------------------------------
                                          Name:  J.B. Scott
                                          Title: President

                                                                      EXHIBIT B


                              ASSIGNMENT AND ACCEPTANCE

         This Assignment and Acceptance is made effective the 22nd day of May, 1997, by Kathryn Albertson and the J.A. and Kathryn Albertson Foundation ("FOUNDATION").

                                       RECITALS

         A. Pursuant to that certain Withdrawal, Redemption, and Assignment Agreement dated as of the Effective Date by and among Alscott, Inc., SK, LLC, Kathryn Albertson, Albertson College, and Alscott Limited Partnership #1, Kathryn Albertson is receiving, as of the Effective Date, a distribution from Alscott Limited Partnership #1 of 20,842,446 shares of common stock of Albertson's, Inc. ("THE TRANSFER SHARES").

         B. The Transfer Shares are subject to certain rights of Albertson's, Inc. under that certain Agreement between Albertson's Inc. and the Partnership dated February 2, 1996 and that certain Agreement between Albertson's, Inc. and Kathryn Albertson dated December 31, 1979 (collectively, "THE BUY-SELL AGREEMENTS").

         C. Kathryn Albertson desires to contribute the Transfer Shares to the Foundation but only if Albertson's, Inc. waives its rights under the Buy-Sell Agreements.

         D. Albertson's, Inc. has agreed to waive those rights if the Foundation agrees to execute and be bound by the terms of that certain Agreement with Albertson's, Inc. regarding those shares attached hereto as Exhibit A and incorporated herein for all purposes ("THE TRANSFER SHARES AGREEMENT"), and the Foundation is willing to do so.

         NOW, THEREFORE,   Kathryn Albertson and the Foundation wish to
evidence such assignment and acceptance, as follows:

         1. Kathryn Albertson hereby assigns and transfers to the Foundation the Transfer Shares provided that the Foundation execute and agree to be bound by the terms of the Transfer Share Agreement, such transfer and assignment to be effectuated by an Irrevocable Stock Power, a photocopy of which is attached hereto as Exhibit B.

         2. The Foundation hereby accepts the contribution by Kathryn Albertson to the Foundation of 20,842,446 shares of Common Stock of Albertson, Inc., subject to the condition described in paragraph 1 above, and hereby agrees to execute and be bound by the terms of the Transfer Shares Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this instrument to be effective as of the Effective Date.


                                        /s/ KATHRYN ALBERTSON
                                       -------------------------------------
                                        Kathryn Albertson


                                      The J. A. and Kathryn Albertson Foundation


                                       By: /s/ THOMAS J. WILFORD
                                          -------------------------------------
                                          Thomas J. Wilford
                                          President





                                     B-2